650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

DOUGLAS K. SCHNELL

Internet: dschnell@wsgr.com

Direct Dial: (650) 849-3275

November 30, 2017

BY EDGAR AND EMAIL

Daniel Duchovny, Esq.

Frank Pigott, Esq.

Office of Mergers and Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:	Deckers Outdoor Corporation

Definitive Additional Materials on Schedule 14A

Filed on November 21, 2017

File No. 001-36436

Dear Messrs. Duchovny and Pigott:

On behalf of our client, Deckers Outdoor Corporation (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated November 22, 2017, relating to the Company’s definitive additional materials on Schedule 14A filed with the Commission on November 21, 2017.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.

Materials Distributed to Certain Investors on November 21, 2017

Review of Marcato Nominees, page 12

Marcato’s proposed slate has an alarming history, page 12

1.	Please provide support for your statement that Marcato’s proposed slate “has an alarming history [of] [c]hronic stock price underperformance during limited public Board tenures.”

Daniel Duchovny, Esq.

Frank Pigott, Esq.

November 30, 2017

The Company respectfully advises the Staff of the following:

•	Mr. Lipman serves on the board of directors of Exela Technologies, Inc. (“ETI”) and Walker Innovation Inc. (“WII”). During the term of Mr. Lipman’s service on ETI’s board of directors following ETI’s initial public offering (the period from March 9, 2015, to November 17, 2017), ETI’s stock price declined by approximately 47%. During the term of Mr. Lipman’s service on WII’s board of directors (the period from October 31, 2013, to November 17, 2017), WII’s stock price declined by approximately 83%.
•	Mr. Fuller serves on the board of directors of Quad/Graphics, Inc. (“QGI”). During the term of Mr. Fuller’s service on QGI’s board of directors (the period from July 16, 2016, to November 17, 2017), QGI’s stock price declined by approximately 13%.
•	Ms. Derby serves on the board of directors of Vitamin Shoppe, Inc. (“VSI”). During the term of Ms. Derby’s service on VSI’s board of directors (the period from December 31, 2012, to November 17, 2017), VSI’s stock price declined by approximately 93%.

The Company submits that Marcato’s director nominees have limited experience as directors of public companies. Of the nine nominees, four (Ms. Feldman, Ms. Waterman and Messrs. Kniffen and Kosh) have never served on the board of a public company, three (Ms. Derby and Messrs. Hepler and Fuller) serve on the board of just one public company, and one (Mr. Huth) has not served on the board of a public company in over 20 years. The Company further submits that it is self-evident that stock price declines of 47%, 83%, 13% and 93% are convincing evidence that Marcato’s director nominees have overseen chronic stock price underperformance during their respective tenures as directors of public companies.

Review of Marcato Nominees, page 13

2.	Please provide support and background relating to your disclosure that the settlement of Affinion Group litigation relating to the deception of Affinion’s customers was overseen or related to Mr. Lipman’s service as Affinion’s CEO.

Mr. Lipman served as the chief executive officer of Affinion Group, Inc. (“AGI”) from October 2005 to September 2012. As AGI’s principal executive officer, he oversaw, and was

Daniel Duchovny, Esq.

Frank Pigott, Esq.

November 30, 2017

ultimately responsible for, all aspects of AGI’s business and operations, including compliance with applicable laws throughout the company.

In October 2013, the Attorneys General of 47 states and the District of Columbia announced a settlement with AGI to resolve allegations of the use of deceptive practices by AGI.1 This settlement included the resolution of allegations of deceptive practices stretching as far back as January 15, 2008.2 According to AGI, it stopped using these purportedly deceptive practices in 2010 while Mr. Lipman was serving as chief executive officer.3

The Company stands by its statement that AGI settled litigation accusing it of deceiving consumers while a Marcato nominee (Mr. Lipman) was AGI’s chief executive officer.

3.	With a view towards revised disclosure, please tell us whether the other companies on whose boards Mr. Lipman and Mr. Fuller serve have also experienced declines in their stock prices. If the stock prices of such other companies have not declined, please revise your disclosure to provide balanced disclosure that is not misleading. Refer to Rule 14a-9.

The Company respectfully advises the Staff that, based on disclosures made by Mr. Fuller, QGI is the only public company on whose board Mr. Fuller serves. As noted above, the stock price of QGI has declined approximately 13% during Mr. Fuller’s tenure.

The Company respectfully advises the Staff that, based on disclosures made by Mr. Lipman, ETI and WII are the only public companies on whose boards Mr. Lipman serves. As noted above, the stock price of ETI has declined approximately 47% during Mr. Lipman’s tenure, and the stock price of WII has declined approximately 83% during Mr. Lipman’s tenure.

*       *       *

1 E.g., http://www.ct.gov/ag/cwp/view.asp?A=2341&Q=533176.

2 E.g., paragraph 100 of the Stipulated Judgement, available at http://www.ct.gov/ag/lib/ag/press_releases/2013/20131010_state_v_affinion_stipulated_judgment.pdf.

3 https://www.sec.gov/Archives/edgar/data/1361394/000119312513396716/d610036d8k.htm.

Daniel Duchovny, Esq.

Frank Pigott, Esq.

November 30, 2017

If the Staff has any questions or comments concerning the foregoing, or requires any further information, please contact me at (650) 849-3275 or Bradley L. Finkelstein at (650) 565-3514.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Douglas K. Schnell

Douglas K. Schnell

cc:        Deckers Outdoor Corporation

Tom Garcia

Lisa Bereda

Wilson Sonsini Goodrich & Rosati, Professional Corporation

Larry W. Sonsini

Bradley L. Finkelstein